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                               Exhibit 99.1

                   PRIOR YEAR 2000 READINESS DISCLOSURES


Each of the following statements previously made by the Corporation is being designated as a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. These prior Year 2000 Readiness Disclosures were based in part upon and repeated information provided by the Corporation's customers, suppliers and other third parties without independent verification by the Corporation. These prior Year 2000 Readiness Disclosures are superseded by the Year 2000 Readiness Disclosure in the Quarterly Report on Form 10-Q for the period ended September 30, 1998.

QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 1998

YEAR 2000 COMPLIANCE

The Corporation has completed an analysis of its hardware and software systems to determine whether those systems will properly recognize and account for the year 2000. As described in greater detail in the Corporation's 1997 Annual Report to Shareholders, the Corporation has now completed the conversion of its core operating system to a new system that has been certified by the vendor to be year 2000 compliant. The Corporation also purchased a new mainframe computer in 1997, which was capitalized. Management currently anticipates that the remaining costs of analysis, conversion, hardware and software purchases, associated reprogramming and other remedial actions will not exceed $750,000 for the remaining eighteen-month period ending December 31, 1999, and that a majority of these costs will relate to hardware purchases and will be capitalized. Management believes that, as of June 30, 1998 (i) the conversion of the core operating system software had been completed, but that additional testing will be required; (ii) the core operating system represents approximately 85% of the Corporation's "mission critical" systems; and (iii) all "mission critical" systems and software are scheduled to be renovated by December 31, 1998.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997

The Corporation is currently in the process of addressing an issue that is facing all users of automated information systems. The issue is that many computer systems that process transactions based on two digits representing the year of the transaction may recognize a date using "00" as the year 1900 rather than the Year 2000. The inability to correctly recognize "00" as the Year 2000 could affect a wide variety of automated information systems, such as mainframe applications, personal computers and communication systems, in the form of software failure, errors or miscalculations.



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The Corporation began developing its plan to prepare for the Year 2000 in
1996. This plan began with the performance of an inventory of software applications, communicating with third party vendors and suppliers, and obtaining certifications of compliance from third party providers. During the early planning process, the Corporation was notified by the vendor of its core operating system that the core operating system used by the Corporation was not Year 2000 Compliant and that it would not be modified to become Year 2000 Compliant. The Corporation performed an extensive evaluation of replacement operating systems and in July 1997 chose to convert its core operating system to a new system offered by its existing vendor. The vendor of the core operating system has certified to the Corporation that its system is Year 2000 Compliant. The Corporation is scheduled to convert to the new operating system during the first quarter of 1998. The Corporation's conversion to the new core operating system is anticipated to enhance customer service and operating efficiencies. The cost of converting to the new operating system is approximately $300,000. In conjunction with the conversion to the new operating system, the Corporation purchased a new mainframe computer in 1997 at a cost of approximately $1 million, which was capitalized. The existing mainframe computer and core operating system software were fully depreciated prior to 1997.

The Corporation will continue to assess the impact of the Year 2000 issue on the remainder of its computer-based systems and applications throughout 1998. The Corporation's goal is to perform tests of its systems and applications during 1998 and to have all systems and applications compliant with the century change by December 31, 1998.

In addition to reviewing its own computer operating systems and applications, the Corporation has initiated formal communications with its significant suppliers and large customers to determine the extent to which the Corporation's interface systems are vulnerable to those third parties' failures to resolve their own Year 2000 issues. The Corporation is continuing to seek assurances that the systems of other companies on which the Corporation's systems rely will be timely converted or modified. If such modifications and conversions are not completed timely, their inability to correctly recognize the Year 2000 could have an adverse impact on the operations of the Corporation.

The Corporation believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems and that additional costs to be incurred are not expected to be material to the Corporation's results of operations, liquidity or capital resources.

The costs of the project and the date on which the Corporation projects it will complete the Year 2000 modifications were based on management's best estimates. There can be no guarantee that these estimates will be achieved

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and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Corporation's systems rely to modify or convert their systems to be Year 2000 Compliant, the ability to locate and correct all relevant computer codes, and similar uncertainties.
































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